Exhibit 3.4

CERTIFICATE OF TRUST
OF
MERCEDES-BENZ VEHICLE TRUST

THIS Certificate of Trust of Mercedes-Benz Vehicle Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1.         Name.  The name of the statutory trust formed by this Certificate of Trust is Mercedes-Benz Vehicle Trust.

2.         Delaware Trustee.  The name and address of the trustee of the Trust with a principal place of business in the State of Delaware are BNY Mellon Trust of Delaware, 301 Bellevue Parkway, Wilmington, Delaware 19809.

3.         Effective Date.  This Certificate of Trust shall be effective upon filing.

4.         Separate Series.  Pursuant to Section 3806(b)(2) of the Act, the Trust may create one or more series having the rights and preferences specified in the governing instrument of the Trust, as it may be amended from time to time (each a “Series”).

5.         Notice of Limitation of Liability of Each Series.  Pursuant to Section 3804(a) of the Act, the liabilities of each Series shall be limited such that (a) the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that particular Series only, and not against the assets of the Trust generally, or the assets of any other Series and (b) none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Trust generally or any other Series shall be enforceable against the assets of such Series.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

BNY MELLON TRUST OF DELAWARE
, not in its individual capacity but solely as trustee of the Trust

By:	/s/ Kristine K. Gullo
	Name:	Kristine K. Gullo
	Title:	Vice President